Filed by Mr. Cooper Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mr. Cooper Group Inc.

Commission File No.: 001-14667

Date: March 31, 2025

The following Questions and Answers were posted on Mr. Cooper’s internal website on March 31, 2025.

Team Member Questions and Answers

OVERVIEW

Who is Rocket Companies?

Founded in 1985, Rocket Companies (NYSE: RKT) is a Detroit-based fintech platform including mortgage, real estate and personal finance businesses: Rocket Mortgage, Rocket Homes, Rocket Close, Rocket Money and Rocket Loans.

With more than 65 million call logs each year, 10 petabytes of data and a mission to Help Everyone Home, Rocket Companies is well positioned to be the destination for AI-fueled home ownership. Known for providing exceptional client experiences, J.D. Power has ranked Rocket Mortgage #1 in client satisfaction for primary mortgage origination and mortgage servicing a total of 22 times – the most of any mortgage lender.

Who is Rocket Mortgage?

Detroit-based Rocket Mortgage is the largest mortgage lender and is a part of Rocket Companies (NYSE: RKT). The lender enables the American Dream of homeownership and financial freedom through its obsession with an industry-leading, digital-driven client experience. In late 2015, it introduced the first fully digital, completely online mortgage experience. Since its founding in 1985, Rocket Mortgage has closed more than $1.8 trillion of mortgage volume across all 50 states.

J.D. Power has ranked Rocket Mortgage #1 in client satisfaction for both primary mortgage origination and servicing 22 times – the most of any mortgage lender. Rocket Companies, Rocket Mortgage’s parent company, has placed in the top third of Fortune’s list of the “100 Best Companies to Work For” for 21 consecutive years.

Why are we merging with Rocket?

We share a common vision that is grounded in care for our customers and team members, a desire for innovation, and a passion for culture. Uniting the largest servicer and largest lender creates an incredible opportunity to transform the customer experience at every touchpoint.

Is all of Mr. Cooper Group being acquired?

As part of the terms of the agreement, Rocket will acquire the entirety of Mr. Cooper Group, including Mr. Cooper, Xome, Roosevelt and Rushmore Servicing. This includes our OPTIC team as well.

What does this transaction mean for Xome?

As a part of Mr. Cooper Group, Xome is also being acquired. We are still finalizing plans, however; at this time, Xome is expected to continue normal operations following the close.

What does this transaction mean for Roosevelt Management Co.?

As a part of Mr. Cooper Group, Roosevelt is also being acquired. We are still finalizing plans, however at this time, Roosevelt is expected to continue normal operations following the close.

What does this transaction mean for Rushmore Servicing?

As a part of Mr. Cooper Group, Rushmore Servicing is also being acquired. We are still finalizing plans, however at this time, Rushmore is expected to continue normal operations following the close.

Does Rocket have a Correspondent/B2B originations business?

Currently, Rocket does not operate a B2B/correspondent business, and we anticipate Mr. Cooper Group’s correspondent business will operate as a part of Rocket when the transaction is complete.

Will we still operate as Mr. Cooper Group?

When the transaction is complete, Rocket will acquire Mr. Cooper Group, and our businesses will operate as a part of Rocket Companies.

Will any of our senior leaders join the leadership team at Rocket?

In the press release, it was announced that upon closing of the transaction, it is expected that Mr. Cooper Group’s Chairman and CEO Jay Bray will become President and CEO of Rocket Mortgage, reporting to Varun Krishna. Additionally, two members of Mr. Cooper Group’s Board of Directors will join the Rocket Companies’ Board of Directors.

Will we become employees of Rocket?

When the transaction is complete, Rocket will acquire Mr. Cooper Group and Mr. Cooper Group employees will become employees of Rocket. Additional transition plans will be shared as they are finalized.

How long will this transition take? What can I expect until the transaction is closed?

Pending the necessary approvals, we expect to close the transaction in the fourth quarter of 2025; however, we anticipate that it may take additional time to complete the integration, and that work will continue into next year. At this time, team members should continue to do their job as they normally would. As we finalize plans, we will share more specific details on what you can expect.

How will Mr. Cooper customers be notified of this change?

We are sharing updates with customers through a variety of channels, including email, web and the IVR. As the transaction progresses, customers will receive communications specific to their situation in a similar manner. As of now, nothing changes for our customers.

JOBS, ROLES AND RESPONSIBILITIES

How will this impact my current job responsibilities?

Right now, nothing is changing and it’s business as usual. We anticipate closing the transaction in the fourth quarter of this year, and ahead of that time, we’ll share more specifics on what you can expect.

How does this impact the projects I am working on?

We understand that this transaction may impact priorities, and we will communicate over the coming weeks how we will realign our goals. For now, it’s business as usual.

I’m in the process of finalizing a new partner/vendor contract. Should we delay signing?

Please contact your procurement partner for specific guidance on how to proceed with the contract.

Will we still be home-centric?

Right now, nothing is changing and it’s business as usual. We know how successful our Home-Centric working model has been. You should expect to continue working based on your team’s norms.

Will we maintain our office locations and headquarters in Dallas?

While Rocket is based in Detroit, they are excited about the opportunity to expand their footprint and anticipate expanding operations in Dallas, Texas utilizing our Cypress Waters headquarters as well as other Mr. Cooper Group locations including our larger California and Arizona sites as well as our OPTIC sites.

Additionally, we know how successful our Home-Centric working model has been. You should expect to continue working based on your team’s norms.

Will I have to move?

We do not anticipate anyone will have to move as a part of this transaction.

I am hiring for an open role on my team. Should I continue the process?

At this time, we are actively reviewing all open requisitions with consideration of this announcement and your senior leader will advise on next steps.

Does Rocket have operations in India?

Rocket does not currently have operations in India, and they are looking forward to expanding their footprint when the transaction is complete. They are look forward to welcoming our OPTIC team members into the combined organization.

I am a temporary worker/contractor. What does this mean for me?

We will be reviewing all contract-staffing agreements and contracts as part of the integration process and will provide an update as soon as possible.

Can I apply for jobs with Rocket now?

Ensuring a seamless transition for both companies and our teams is our top priority, and you all play a key role in that. If you have identified a position at Rocket that you are interested in and decide to apply, you will be considered an external candidate until the transaction has closed.

Will I still be able to take my current PTO? Will I be able to use my allotted PTO for the year?

Yes. Right now, nothing is changing and it’s business as usual. We anticipate closing the transaction in the fourth quarter of this year, and ahead of that time, we’ll share more specifics on what you can expect regarding any changes to PTO or benefits.

Will my benefits be changing?

When the transaction is complete, team members will utilize Rocket’s benefits program. We anticipate closing the transaction in the fourth quarter of this year, and ahead of that time, we’ll share more specifics on what you can expect on their offerings and enrollment timing.

OTHER

I have been invited to speak at an external event. What can I say about this transaction?

Team members are prohibited from speaking on the transaction at speaking engagements. As a reminder, all external speaking engagements require approval from your EVP and must be submitted here.

What should I do if I receive a media inquiry about the sale?

If you receive a media inquiry, please remember that no one in the company, regardless of your title or department, should respond to media inquiries directly. If a reporter contacts you looking for information, please refer them to MediaRelations@mrcooper.com.

What can I share on my social media about the announcement?

Mr. Cooper posted about the announcement on LinkedIn, and we encourage you to share that post.

What should I do if I have additional questions?

We know a transaction of this nature will raise numerous questions, and we are committed to sharing updates as we have them. Check out our Connect site here: https://connect.mrcooper.com/sites/our-company/SitePageModern/269621/mr-cooper-and-rocket-companies which we will keep updated with the latest information. You can also submit questions here https://forms.office.com/Pages/ResponsePage.aspx?id=SK9TdiSNQ0y7qrhUcTnA9bfKBOj7_w1Dhclq1pR6w65UME9HS1VMMEtTMVhFR0VUOE1LT0dTM0JWWi4u.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Mr. Cooper Group Inc. (“Mr. Cooper”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) entered into by Rocket and Mr. Cooper on March 31, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus and information statement of Rocket and a proxy of Mr. Cooper to be included therein (the “Joint Proxy and Information Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Mr. Cooper’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Mr. Cooper’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Mr. Cooper’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others whom Rocket or Mr. Cooper does business, or on Rocket’s or Mr. Cooper’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Mr. Cooper’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Mr. Cooper may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Mr. Cooper’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the transaction may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xiii) the risk that integration of the Rocket and Mr. Cooper businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the transaction, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Mr. Cooper.

These risks, as well as other risks related to the proposed transaction, will be more fully described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Rocket will file with the SEC the Registration Statement on Form S-4, containing the Joint Proxy and Information Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Joint Proxy and Information Statement/Prospectus will be delivered to stockholders of Rocket and Mr. Cooper. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, MR. COOPER, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper will be able to obtain copies of the Registration Statement and the Joint Proxy and Information Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper will be available free of charge under the Financials & Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the transaction under the rules of the SEC.

Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024, and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders (the “Rocket 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Named Executive Officer Compensation Tables”; “Security Ownership of Certain Beneficial Owners and Management” and “Proposal No. 3 – Advisory Vote on Named Executive Officer Compensation” in the Rocket 2024 Proxy. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 2024 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024, and Mr. Cooper’s proxy statement, dated April 11, 2024, for its 2024 annual meeting of stockholders (the “Mr. Cooper 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2024 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2024 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy and Information Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.